Exhibit 99.1

CANAAN ANNOUNCES US$72,000,000 REGISTERED DIRECT OFFERING OF

AMERICAN DEPOSITARY SHARES

Singapore, November 4, 2025 /PRNewswire/ -- Canaan Inc. (Nasdaq: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has entered into securities purchase agreements with certain investors (the “Securities Purchase Agreements”) for the issuance and sale by the Company of an aggregate of 63,660,477 American depositary shares (“ADSs”), each representing 15 Class A ordinary shares of the Company, at a purchase price of US$1.131 per ADS, in a registered direct offering.

Each Securities Purchase Agreement contains representations, warranties and other provisions customary for transactions of this nature. Subject to the satisfaction of customary closing conditions, the Company currently anticipates that the closings of the transactions contemplated by the Securities Purchase Agreement will take place on November 6, 2025. Canaan intends to use the net proceeds from this offering for the acquisition and development of data center sites and facilities in North America, expansion of Bitcoin mining machine production capacity to support deployment of digital mining sites and sales of Bitcoin mining machines, research and development, and other general corporate purposes. Additional information regarding this offering and the Securities Purchase Agreement will be included in a Form 6-K to be filed by Canaan with the U.S. Securities and Exchange Commission (the “SEC”).

The securities described above will be offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-285125) previously filed with the SEC, which became effective on February 21, 2025. The securities may be offered only by means of a written prospectus and prospectus supplement that form a part of the registration statement. The prospectus supplement and accompanying prospectus contain important information relating to the ADS offering. The prospectus supplement will be filed with the SEC and will be made available on the SEC’s website at http://www.sec.gov, or may be obtained, when available, by contacting us 28 Ayer Rajah Crescent, #06-08, Singapore 139959, or by email at IR@canaan-creative.com

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Canaac Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com